

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 30, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of PAYSAFE LIMITED, under the Exchange Act of 1934:

- Common Shares, par value $0.001 per share
- Warrants exercisable for one Common Share of Paysafe Limited at a price of $11.50 per share

Sincerely,